UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Brazilian Taxpayers’ Number (CNPJ/ME): 06.948.969/0001-75

NIRE: 35.300.316.584

CVM: 2303-5

MATERIAL FACT

Approval of Cancellation of Registration

Linx S.A. (“Linx” or “Company”), pursuant to the Brazilian Corporate Law (Law No. 6,404/1976), the Instruction No. 358/2002 of the Brazilian Securities and Exchange Commission (“CVM”) and the Instruction No. 480/2009 of CVM, hereby informs that on August 2, 2021, the Company received the Official Letter No. 134/2021/CVM/SEP/GEA-4 whereby the CVM communicated the approval of the cancelation of the registration of Linx as an issuer of securities in Category A, in view of the compliance with the applicable legal and regulatory requirements. Therefore, as of the aforementioned date, the Company became a privately held company, ceasing to have its shares listed for trading on B3 S.A. – Brasil, Bolsa, Balcão or any other organized market.

São Paulo, August 3, 2021.

LINX S.A.

Rafael Martins Pereira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2021

Linx S.A.

By: /s/ Rafael Martins Pereira

Name: Rafael Martins Pereira

Title: Investor Relations Officer